SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form U-3A-2 FOR 2002

Statement by Holding Company Claiming Exemption

Under Rule U-2 From the Provisions of the Public

Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

QUESTAR CORPORATION
(Exact name of registrant as specified in its charter)

File No. 69-292

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.     Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433. On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Questar Gas Company ("Questar Gas") became a subsidiary of Questar. Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.

     As a parent company, Questar provides certain administrative services, e.g., personnel, public relations, communications, tax, financial, and audit, to companies within the consolidated group. Questar has three primary direct subsidiaries: Questar Regulated Services Company, a Utah corporation ("Regulated Services"); Questar Market Resources, Inc., a Utah corporation ("Market Resources"); and Questar InfoComm, Inc., a Utah corporation ("Questar InfoComm"). The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.

     Regulated Services has three subsidiaries: Questar Gas, a Utah corporation; Questar Pipeline Company, a Utah corporation ("Questar Pipeline"); and Questar Energy Services, Inc. ("QES"). Questar Gas is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's natural gas service in Idaho is regulated by the Public Service Commission of Utah. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff. Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It has the following subsidiaries: Questar Transportation Services Company, Questar Southern Trails Company, Questar Overthrust Pipeline Company, and Questar Overthrust Company. Each subsidiary is incorporated in Utah and conducts transmission or processing operations. QES performs energy management services and other activities.

     Questar InfoComm owns data processing and communications systems, and performs data processing and communications services for other members of the consolidated group and third parties. It also owns a majority interest in Consonus, Inc., a Utah corporation that offers data security and related activities.

     Market Resources engages in various businesses not subject to state utility regulation through several subsidiaries: Wexpro Company ("Wexpro"), which conducts oil and gas development and production activities on certain producing properties for the benefit of Questar Gas in the Rocky Mountain region; Questar Exploration and Production Company ("QEP"), which engages in oil and gas exploration and related development and production activities throughout the western and Midcontinent portions of the United States in its name and through Shenandoah Energy, Inc.; Questar Energy Trading Company ("QET"), which conducts energy marketing activities; and Questar Gas Management Company ("QGM"), which is engaged in gathering and field processing activities. Neither Market Resources nor any of its subsidiaries is a "public utility company," as such term is defined in the Act. All companies owned by Market Resources have their principal offices at 180 East 100 South Street, Salt Lake City, Utah, but the group also has offices in Denver, Colorado, Oklahoma City and Tulsa, Oklahoma.

     With the exception of Questar Gas, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act"). Questar's directly held subsidiaries have their principal executive offices at 180 East 100 South, Salt Lake City, Utah. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

     2.     A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Questar Gas, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 750,128 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, and southeastern Idaho as of year-end 2002. Of these customers, 725,097 were located in Utah, 23,371 were located in southwestern Wyoming, and 1,660 were located in southeastern Idaho. Questar Gas owns and operates approximately 22,815 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 21,822 miles in its Utah distribution system.

     Under the terms of a settlement agreement among Questar Gas, Wexpro and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas plus gas attributed to royalty interest owners in the same reservoirs constituted 45 percent of Questar Gas's total gas supply in 2002 and is reflected in Questar Gas's rates at "cost-of-service" prices.

     Questar Gas is directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming, and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants. QET markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

     During the 2002 calendar year, Questar Gas sold 101,525 thousand decatherms ("Mdth") of natural gas, including 90,796 Mdth at retail (defined as residential and commercial customers), and transported 46,459 Mdth of natural gas. (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu. In Questar Gas's gas system, each thousand cubic feet of natural gas contains approximately 1.051 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 10,729 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 2002 were $595,511,000, of which $549,665,000 were attributable to its operations in Utah, $22,616,000 were attributable to its operations in Wyoming, $111,000 were attributable to its operations in Colorado, and $1,033,000 were attributable to its operations in Idaho. (The one contract for service in Colorado expired before year-end 2002.) (Questar Gas's total 2002 revenues included $22,085,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year. Questar Gas is the only public utility company among the Company's subsidiaries. Questar itself did not make any sales of natural or manufactured gas during 2002.

The Company itself did not sell any natural or manufactured gas.

(b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized

During the 2002 calendar year, Questar Gas distributed at retail 3,469 Mdth of natural gas outside the state of Utah, its state of incorporation.

The Company itself did not distribute at retail any natural or manufactured gas.

(c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

     During 2002, Questar Gas sold 504 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 2002, also transported 575 Mdth of natural gas for customers outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 2002. Questar itself did not sell at wholesale any natural gas or manufactured gas during 2002.

Questar itself did not sell at wholesale any natural or manufactured gas.

(d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

     During the 2002 calendar year, Questar Gas purchased 35,706 Mdth of natural gas or approximately 35 percent of its total gas supply outside the state of Utah or at the state line. Questar itself did not purchase any gas volumes.

     4.     The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            (a)     Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None. Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None. Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

            (c)     Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

            (e)     Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

UNDERTAKING

     Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis. For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.

Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The following exhibits are attached to and made a part of this filing:

Exhibit A-1.1	Consolidating Statement of Income of Questar Corporation and Subsidiaries for the year-ended December 31, 2002.

Exhibit A-1.2	Consolidating Statement of Income of Questar Market Resources, Inc. and Subsidiaries for the year-ended December 31, 2002.

Exhibit A-2	Consolidated Statement of Common Shareholders' Equity, Questar Corporation and Subsidiaries as of December 31, 2002.

Exhibit A-3.1	Consolidating Balance Sheet, Questar Corporation and Subsidiaries as of December 31, 2002.

Exhibit A-3.2	Consolidating Balance Sheet, Questar Market Resources, Inc. and Subsidiaries as of December 31, 2002.

EXHIBIT B

An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

[corporate seal]	QUESTAR CORPORATION
Attest: /s/Connie C. Holbrook	By: /s/S. E. Parks

Connie C. Holbrook Secretary	S. E. Parks Senior Vice President, Treasurer and Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Connie C. Holbrook
Senior Vice President, General Counsel & Secretary
Questar Corporation
180 East 100 South, P.O. Box 45433
Salt Lake City, Utah 84145-0433

Exhibit A-1.1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002
(Unaudited)
	Questar	Questar Regulated Services

	Market		Questar		Questar	Corporate		Questar
	Resources	Questar	Pipeline		InfoComm	and Other	Intercompany	Corporation
	Consolidated	Gas	Consolidated	Other	Consolidated	Operations	Transactions	Consolidated

	(In Thousands)
Revenues
From unaffiliated customers	$522,476	$593,835	$66,275	$4,160	$13,635	$286		$1,200,667
From affiliated companies	106,647	1,676	76,600	1,687	30,094	363	($217,067)

TOTAL REVENUES	629,123	595,511	142,875	5,847	43,729	649	(217,067)	1,200,667

Operating expenses
Cost of natural gas and
other products sold	202,132	370,294		350	6,017		(183,051)	395,742
Operating and maintenance	131,598	105,544	49,593	5,519	26,670	(2,267)	(32,340)	284,317
Exploration	6,086							6,086
Depreciation, depletion
and amortization	117,446	39,771	22,149	215	4,709	662		184,952
Abandonment and impairment of gas,
oil and other properties	11,183							11,183
Other expenses	30,234	9,548	4,948	104	180	854	(1,676)	44,192

Total operating expenses	498,679	525,157	76,690	6,188	37,576	(751)	(217,067)	926,472

Operating income (loss)	130,444	70,354	66,185	(341)	6,153	1,400		274,195

Interest and other income	50,894	2,329	515	808	1,059	7,120	(6,058)	56,667
Minority interest	484				17			501
Earned from unconsolidated
affiliates	3,977		7,800					11,777
Debt expense	(34,705)	(22,495)	(23,995)	(229)	(647)	(5,108)	6,058	(81,121)
Income taxes	(53,165)	(17,789)	(17,897)	(78)	(1,209)	(988)		(91,126)

Income before cumulative effect	97,929	32,399	32,608	160	5,373	2,424		170,893
Cumulative effect of change in
accounting for goodwill, net of
$2,010 attributed to minority interest					(15,297)			(15,297)

Net income (loss)	$97,929	$32,399	$32,608	$160	($9,924)	$2,424		$155,596

Exhibit A-1.2
QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002
(Unaudited)
								Questar
	Questar	Shenandoah		Questar	Questar	Questar		Market
	Exp & Prod	Energy Inc.	Wexpro	Energy	Gas	Market	Intercompany	Resources
	Consolidated	Consolidated	Company	Trading Con.	Management	Resources	Transactions	Consolidated

	(In Thousands)
REVENUES
For unaffiliated customers	$208,636	$62,207	$8,699	$212,264	$30,670			$522,476
From affiliated companies	90	1,172	94,827	116,486	20,908		($126,836)	106,647

TOTAL REVENUES	208,726	63,379	103,526	328,750	51,578		(126,836)	629,123

Operating expenses
Cost of natural gas and
other products sold	3,836	501		319,901	308		(122,414)	202,132
Operating and maintenance	57,014	22,672	18,877	4,149	33,310	(2)	(4,422)	131,598
Exploration	4,231	1,855						6,086
Depreciation, depletion
and amortization	58,567	30,321	20,475	720	7,361	2		117,446
Abandonment and impairment of gas,
oil and other properties	9,223	1,960						11,183
Other expenses	13,961	3,560	12,050	49	614			30,234

Total operating expenses	146,832	60,869	51,402	324,819	41,593		(126,836)	498,679

Operating Income	61,894	2,510	52,124	3,931	9,985			130,444

Interest and other income	52,709	(88)	555	236	2,882	26,862	(32,262)	50,894
Minority interest				484				484
Earnings from unconsolidated
Affiliates	40			207	3,730			3,977
Debt expense	(11,931)	(14,236)	(4,570)	(1,843)	(2,125)	(32,262)	32,262	(34,705)
Income taxes	(33,339)	4,023	(17,318)	(1,180)	(5,353)	2		(53,165)

Net income (loss)	$69,373	($7,791)	$30,791	$1,835	$9,119	($5,398)		$97,929

EXHIBIT A-2
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(Unaudited)
				Accumulated
				Other
				Compre-	Compre-
	Common Stock		Retained	hensive	hensive

	Shares	Amount	Earnings	Income (loss)	Income

			(Dollars in Thousands)

Balances at January 1, 2000	81,418,853	$278,437	$577,022	$39,057
Issuance of common stock	958,232	11,764
Purchase of common stock	(1,558,811)	(25,543)
2000 net income			149,477		$149,477
Payment of dividends
of $.685 per share			(55,084)
Income tax benefit associated with exercise of
Nonqualified options and premature dispositions		3,972
Other comprehensive income
Unrealized loss on securities available for sale,
net of income tax benefit of $16,767				(25,453)	(25,453)
Foreign currency translation adjustment,
net of income tax benefit of $949				(1,017)	(1,017)

Balances at December 31, 2000	80,818,274	268,630	671,415	12,587	123,007

Issuance of common stock	1,148,080	23,316
Purchase of common stock	(442,947)	(12,488)
2001 net income			158,186		$158,186
Payment of dividends
of $.705 per share			(57,193)
Income tax benefit associated with exercise of
nonqualified options and premature dispositions		2,839
Other comprehensive income
Cumulative effect of accounting change for energy
hedges, net of income tax benefit of $41,624				(79,376)	(79,376)
Unrealized gain on energy hedging transactions,
net of income tax benefit of $15,424				105,295	105,295
Unrealized loss on securities available for sale,
net of income tax benefit of $6,565				(10,595)	(10,595)
Unrealized loss on interest rate swaps,
net of income tax benefit of $235				(392)	(392)
Foreign currency translation adjustment,
net of income tax benefit of $1,304				(1,443)	(1,443)

Balances at December 31, 2001	81,523,407	282,297	772,408	26,076	$171,675

Issuance of common stock	590,822	10,280
Purchase of common stock	(60,469)	(1,594)
2002 net income			155,596		155,596
Payment of dividends
of $.725 per share			(59,302)
Income tax benefit associated with exercise of
Nonqualified options and premature dispositions		1,642
Adjustment of minority interest		6,093
Other comprehensive income
Change in unrealized loss on cash flow hedges
net of income taxes of $25,651				(42,799)	(42,799)
Minimum pension liability, net of income
taxes of $5,988				(11,779)	(11,779)
Unrealized loss on securities available for sale,
net of income tax benefit of $2,005				(3,237)	(3,237)
Unrealized loss on interest rate swaps,
net of income tax benefit of $235				392	392
Foreign currency translation adjustment,
net of income tax benefit of $2,375				2,688	2,688

Balances at December 31, 2002	82,053,760	$298,718	$868,702	($28,659)	$100,861

EXHIBIT A-3.1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
(Unaudited)
					Questar Regulated Services			Questar

	Questar		Questar	Corporate		Questar		Market
	Corporation	Intercompany	InfoComm	and Other	Questar	Pipeline		Resources
	Consolidated	Transactions	Consolidated	Operations	Gas	Consolidated	Other	Consolidated

	(In Thousands)
CURRENT ASSETS
Cash and cash equivalents	$21,641		$1,305	$2,362	$2,993	$4,153	$424	$10,404
Notes receivable from affiliates		($242,400)	4,600	137,800			4,400	95,600
Accounts and notes receivable	194,286	(33,901)	4,168	10,228	90,738	9,584	6,982	106,487
Fair value of energy price
hedging contracts	3,617							3,617
Inventories, at lower of average cost
or market	40,345		45		26,815	2,153	191	11,141
Prepaid expenses and other	15,008		875	1,183	1,474	3,287	224	7,965
Deferred income taxes - current	5,047				5,047

TOTAL CURRENT ASSETS	279,944	(276,301)	10,993	151,573	127,067	19,177	12,221	235,214
PROPERTY, PLANT AND
EQUIPMENT	4,211,551		61,024	8,860	1,193,553	1,020,838	9,631	1,917,645
Less accumulated depreciation,
depletion and amortization	1,593,753		37,883	3,952	513,485	316,433	5,011	716,989

NET PROPERTY, PLANT AND
EQUIPMENT	2,617,798		23,141	4,908	680,068	704,405	4,620	1,200,656
INVESTMENT IN
UNCONSOLIDATED AFFILIATES	23,617	(1,724,639)		1,157,747			566,892	23,617
LONG-TERM NOTES RECEIVABLE	5,048	(5,000)		5,000		1,586	3,462
GOODWILL	71,133				5,652	4,058		61,423
OTHER ASSETS	70,310		8,979	19,050	19,004	17,798	2,692	2,787

	$3,067,850	($2,005,940)	$43,113	$1,338,278	$831,791	$747,024	$589,887	$1,523,697

CURRENT LIABILITIES
Short-term loans	$49,000			$49,000
Notes payable to affiliates		($242,400)	$10,200	107,700	$36,400	$74,800	$3,400	$9,900
Accounts payable and accrued expenses	181,387	(33,901)	10,040	6,296	74,389	8,167	14,441	101,956
Fair value of energy price hedging
contracts	24,278							24,278
Interest payable	16,418				5,556	1,743		9,119
Federal income taxes payable	9,854		(531)	(1,442)	1,254	(3,392)	(350)	14,315
Other taxes payable	28,179		202	(328)	6,830	(196)	(99)	21,770
Purchased gas adjustment	13,282				13,282

TOTAL CURRENT LIABILITIES	322,399	(276,301)	19,911	161,226	137,711	81,122	17,392	181,338
LONG-TERM DEBT, less current portion	1,145,180			122	285,000	310,058		550,000
LONG-TERM NOTES PAYABLE		(5,000)	5,000
OTHER LIABILITIES	69,203		239	46,471	532	7,939	1,343	12,679
DEFERRED INVESTMENT TAX CRED	4,565				4,565
DEFERRED INCOME TAXES	377,717		(1,074)	(10,379)	90,155	95,920	(1,090)	204,185
MINORITY INTEREST	10,025		1,869					8,156

COMMON SHAREHOLDERS' EQUITY
Common stock	298,718	(34,349)	277	298,956	22,974	6,551		4,309
Additional paid-in capital		(943,673)	13,796	5,205	121,875	142,034	544,736	116,027
Retained earnings	868,702	(763,497)	3,095	865,336	168,979	103,400	27,506	463,883
Other comprehensive income	(28,659)	16,880		(28,659)				(16,880)

TOTAL COMMON SHAREHOLDERS'
EQUITY	1,138,761	(1,724,639)	17,168	1,140,838	313,828	251,985	572,242	567,339

	$3,067,850	($2,005,940)	$43,113	$1,338,278	$831,791	$747,024	$589,887	$1,523,697

EXHIBIT A-3.2
QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
(Unaudited)
	Questar
	Market	Inter-	Questar		Questar	Shenandoah	Questar	Questar	Questar
	Resources	Company	Market	Wexpro	E&P	Energy Inc.	Energy	Gas	Employee
	Consolidated	Eliminations	Resources	Company	Consolidated	Consolidated	Trading	Managemnt	Services

	(In Thousands)
CURRENT ASSETS
Cash and cash equivalents	$10,404		$ 199	$ 1,628	$ 1,850	$ (919)	$ 5,580	$ 1,699	367
Notes receivable from affiliates	95,600	($ 77,780)	84,980	2,900	55,500	6,900	23,100
Accounts and notes receivable	106,487	(61,024)	6,973	15,378	58,338	21,095	47,008	17,713	1,006
Fair value of energy price
hedging contracts	3,617						3,617
Inventories, at lower of average
cost or market	11,141			970	1,708	1,327	6,924	212
Prepaid expenses and other	7,965		160	1,666	3,782	1,116	164	1,065	12

Total Current Assets	235,214	(138,804)	92,312	22,542	121,178	29,519	86,393	20,689	1,385
Property, Plant & Equipment	1,917,645		36	428,597	781,205	483,869	34,254	189,684
Less accumulated depreciation,
depletion and amortization	716,989		2	224,440	385,320	39,072	2,091	66,064

Net Property, Plant & Equipment	1,200,656		34	204,157	395,885	444,797	32,163	123,620
Investment in Unconsolidated
Affiliates	23,617	(428,519)	428,519		212		846	22,559
Long-term Notes Receivable		(542,800)	542,800
Goodwill	61,423		61,423
Other Assets	2,787		1,991		796

	$1,523,697	($1,110,123)	$1,127,079	$226,699	$518,071	$474,316	$119,402	$166,868	$1,385

CURRENT LIABILITIES
Notes payable to affiliates	$ 9,900	($ 77,780)			$ 77,780			$ 9,900
Accounts payable and accrued
expenses	101,956	(61,024)	$ 119	$ 11,348	43,756	$ 19,407	$ 71,528	15,294	$1,528
Fair value of energy price
hedging contracts	24,278			253	18,412	3,540	2,073
Interest payable	9,119		9,119
Federal income taxes payable	14,315		1	(154)	5,453	7,551	(191)	1,655
Other taxes payable	21,770		()	10,194	8,908	1,449	353	747	120

Total Current Liabilities	181,338	(138,804)	9,238	21,641	154,309	31,947	73,763	27,596	1,648
Long-Term Debt, less current portion	550,000		550,000
Long-Term Notes Payable		(542,800)		79,200	102,000	273,100	27,200	61,300
Deferred Credits	12,679		580	2,343	3,647	1747	78	4,269	15
Deferred Income Taxes	204,185		(78)	35,319	50,905	84,087	3,656	30,577	(281)
Minority Interest	8,156						8,156

COMMON SHAREHOLDER'S
EQUITY
Common stock	4,309	(28,516)	4,309	22,517	5,999
Additional paid-in capital	116,027	(257,961)	116,027		143,499	96,131	1	18,329	1
Retained earnings	463,883	(158,922)	463,883	65,837	69,232	(6,512)	5,566	24,797	2
Comprehensive income	(16,880)	16,880	(16,880)	(158)	(11,520)	(6,184)	982

Total Common Shareholder's
Equity	567,339	(428,519)	567,339	88,196	207,210	83,435	6,549	43,126	3

	$1,523,697	($1,110,123)	$1,127,079	$226,699	$518,071	$474,316	$119,402	$166,868	$1,385